Schedule A

Transactions – Past 60 days

The Reporting Person effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person during the sixty days prior to and including December 18, 2024 (date range: October 19, 2024 through December 18, 2024):

10/28/2024	Bought 2,534 shares at $24.2068
11/4/2024	Bought 1,694 shares at $26.205
11/5/2024	Bought 2,185 shares at $26.1924
11/6/2024	Bought 11,203 shares at $25.9987
12/2/2024	Sold 4,900 shares at $27.2176
12/3/2024	Sold 18,466 shares at $27.7129
12/4/2024	Sold 400 shares at $27.825